Filed Pursuant to Rule 433
Registration No. 333-168984-02
September 9, 2010
NEVADA POWER COMPANY
D/B/A NV ENERGY
$250,000,000
5.375% General and Refunding Mortgage Notes,
Series X, due 2040

Issuer:	Nevada Power Company d/b/a NV Energy
Issue:	5.375% General and Refunding Mortgage Notes, Series X, due 2040
Ratings:*	Baa3/BBB/BBB (Moody’s/S&P/Fitch)
Offering Size:	$250,000,000
Coupon:	5.375%
Trade Date:	September 9, 2010
Settlement Date:	September 14, 2010 (T+3)
Maturity Date:	September 15, 2040
Initial Public Offering Price:	99.689%
Yield to Maturity:	5.396%
Benchmark Treasury:	4.375% due May 15, 2040
Benchmark Treasury Yield:	3.796%
Spread to Benchmark Treasury:	+ 160 bps
Optional Redemption:	Callable at any time prior to March 15, 2040, in whole or in part, at a “make whole” premium of T+25 bps; and at any time on or after March 15, 2040, in whole or in part, at 100%, in each case, plus accrued and unpaid interest thereon to but excluding the date of redemption.
Interest Payment Dates:	March 15 and September 15 of each year, commencing on March 15, 2011
Use of Proceeds:	The issuer estimates that the net proceeds from the offering, after deducting the underwriters’ discount and the issuer’s estimated expenses, will be approximately $246.5 million. The issuer intends to use $230.6 million of the net proceeds from the offering to redeem (i) approximately $206 million aggregate amount of fixed rate unsecured tax-exempt local furnishing bonds and (ii) approximately $20 million aggregate amount of unsecured tax-exempt pollution control revenue bonds. The issuer intends to use the remaining net proceeds to repay amounts outstanding under its Revolving Credit Facility, borrowed at a weighted average interest rate of 2.51% as of September 9, 2010.
CUSIP Number:	641423BZ0
Bookrunners:	Barclays Capital Inc. J.P. Morgan Securities LLC
     * A security rating is not a recommendation to buy, sell or hold securities. Each rating is subject to revision or withdrawal at any time by the assigning rating organization. Each security rating agency has its own methodology for assigning ratings, and, accordingly, each rating should be considered independently of all other ratings.
     The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which the communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 888-603-5847 or J.P. Morgan Securities LLC collect at 212-834-4533.